BYND CANNASOFT ENTERPRISES INC.

700Akko Road

Kiryat Motzkin

Israel

March 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BYND Cannasoft Enterprises Inc.
Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-277464

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, BYND Cannasoft Enterprises Inc., a British Columbia corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on March 11, 2024, or as soon thereafter as possible on such date.

We request that we be notified of such effectiveness by a telephone call to Louis A. Brilleman (212) 537-5852, and we request that such effectiveness also be confirmed in writing.

Very truly yours,

BYND Cannasoft Enterprises Inc.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer